T. Rowe Price International Funds, Inc. (the corporation) is registered underthe Investment Company Act of 1940 (the 1940 Act). The International Bond Fund (USD Hedged) (the fund) is a nondiversified, open-end management investment company established by the corporation. The fund incepted on September 12, 2017. The fund seeks to provide current income and capital appreciation. The fund has three classes of shares: the International Bond Fund (USD Hedged) (Investor Class), the International
Bond Fund (USD Hedged)-Advisor Class (Advisor Class), and the International Bond Fund (USD Hedged)-I Class (I Class). Advisor Class shares are sold only through unaffiliated brokers and other unaffiliated financial intermediaries. I Class shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria. The Advisor Class operates under a Board-approved Rule 12b-1 plan pursuant to which the class compensates financial intermediaries for distribution, shareholder servicing, and/or certain administrative services; the Investor and I Classes do not pay Rule 12b-1 fees.Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to all classes; and, in all other respects, the same rights and obligations as the other classes.

The I Class is also subject to an operating expense limitation
(I Class limit) pursuant to which Price Associates is contractually required to pay all operating expenses of the I Class, excluding management fees, interest, expenses related to borrowings, taxes, brokerage, and other non-recurring expenses permitted by the investment management agreement, to the extent such operating expenses, on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until April 30, 2020, and may be renewed, revised, or revoked only with approval of the fund's Board. The I Class is required to repay Price Associates for expenses previously paid to the extent the class's net assets grow or expenses decline sufficiently to allow repayment without causing the class's operating expenses (after the repayment is taken into account) to exceed both: (1) the expense limitation in place at the time such amounts were paid; and (2) the class's current expense limitation. However, no repayment will be made more than three years after the date of a payment or waiver. Pursuant to these agreements, $144,000 of expenses were waived/paid by Price Associates during the period ended December 31, 2017 and remain subject to repayment by the fund.